PURECYCLE TECHNOLOGIES, INC.

20 North Orange Avenue, Suite 106

Orlando, Florida 32801

January 13, 2025

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana

Re:	PureCycle Technologies, Inc. (the “Company”)

Registration Statement on Form S-3 (Registration No. 333-283364)

(the “Registration Statement”)

Dear Mr. Grana,

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00 p.m. on January 15, 2025 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

PURECYCLE TECHNOLOGIES, INC.

By:	/s/ Brad Kalter
Name:	Brad Kalter
Title:	General Counsel and Corporate Secretary